AVENTURA HOLDINGS, INC.
                       2650 Biscayne Boulevard, 1st Floor
                              Miami, Florida 33137
                  (305) 937-2000 Voice (305) 402-2832 Facsimile
                           Info@Aventura-Holdings.com
                           --------------------------

May 11, 2006

United States Security and Exchange Commission
100 F Street NE
Washington, DC 20549

RE: Aventura Holdings, Inc.
File Number 814-00703

Mr. Rupert:

This communication serves as Aventura Holdings, Inc. (Aventura) response to today's telephone conversation regarding the April 24, 2006 filing of Aventura's Preliminary Information Statement (Form 14-C) to un-elect Business Development Company status.

Aventura will incorporate the following items into our Definitive Information Statement (Form 14-C):

1. After withdrawal of Business Development Company status Aventura's operations will be managed as an operating reporting public company subject to the Securities Exchange Act of 1934. We will no longer conduct business as an investment company.

2. The correct address and telephone number for the Securities and Exchange Commission is: 100 F Street NE, Washington, DC 20549 (202) 551-8090.

3.   We will  reference  a  delivered  annual  report.

4. The filing of Form N-54C notifying the Securities and Exchange Commission that pursuant to the provisions of Section 54(c) we are withdrawing our election to be subject to Sections 55 through 65 of the Investment Company Act of 1940 does not eliminate any financial or legal liability regarding violations of the Investment Company Act.

5. We will identify matters such as the issuance of shares for services and asset ratio requirements that caused the fund to be outside Business Development Company compliance. We will further state that as a Business
     Development Company Aventura can not conform and operate in a manner in which we desire.

Company Statement:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings.

2. Staff Comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Respectfully submitted,

/s/Craig A. Waltzer
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Craig A. Waltzer, Chief Executive Officer